UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT TO FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-____________.]

SIGNATURES

30 April 2003

KCRC records mixed results in patronage

     The Kowloon-Canton Railway Corporation (KCRC) experienced mixed results in the patronage of its passenger transport services last year, according to the KCRC 2002 Annual Report tabled in the Legislative Council today.

     On East Rail, domestic patronage dipped slightly by 0.5% in 2002 to a daily average of 559,900 passenger trips. This was offset by a rise in cross boundary patronage of 6.3% to a daily average of 251,600 passenger trips, making for a total combined increase of 1.5%.

     A KCRC spokesman said, “There is increasing traffic between Hong Kong and the Pearl River Delta and the growth rate of cross-boundary passengers taking road transport is higher than that of rail transport.”

     “With the Government’s policy to permit different modes of public transport to operate to the cross boundary control points where circumstances allow, competition in the cross boundary transport market will increase. The Corporation is trying to maintain competitiveness by way of spending $195 million to improve the facilities at Lo Wu Station and adopting a more robust marketing strategy.”

     For Intercity Passenger Services, the situation was more encouraging. Patronage of all intercity through trains was up 8% over the previous year and the Guangzhou-Kowloon Through Train set a record high of 8,654 passengers in one day in October.

     Light Rail Division recorded mixed results in 2002, with the average daily patronage for its Light Rail services slipping 1.8% to 313,600 and that for feeder bus services growing 29.6% to 71,450.

     Despite a fifth year of fare freezes and Hong Kong’s continuing economic downturn, transport revenue increased by 1.8% to $4,213 million last year. However, non-transport recurrent revenues, which were derived mainly from property rents, fell 6.2% to $617 million.

     The spokesman said, “Despite reducing staff benefits, operating costs grew by 0.3% to $2,896 million, although as in the past years, this is to be expected of any organisation that is building as rapidly as we are. However, the Corporation will continue to seek economies that enable us to operate more efficiently and reduce costs further.”

     Overall, KCRC enjoyed another profitable year in 2002, with net profits going up by 9.3% to $2,661 million.

     “The return on equity in 2002 was 4%, in line with the return in 2001. This was low in comparison with the return realised by other public utilities in Hong Kong,” the spokesman added.

     The Government as the sole shareholder of KCRC will receive a dividend of $620 million in respect of 2002. This will be paid towards the end of 2003 and will be the first dividend paid since 1996.

Note to editors:

Copies of the KCRC Annual Report 2002, together with a CD-ROM version, have been boxed at Government’s Information Services Department. The Annual Report has also been posted on KCRC’s website www.kcrc.com.

- End -

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date May 2, 2003	By	/s/ David Fleming
Name: David Fleming Title: Company Secretary